Exhibit 4.2

Specimen Preferred Stock Certificate of Simmons First National Corporation

[See attached.]

S NUMBER S# SHARES SIMMONS FIRST NATIONAL CORPORATION Senior Non-Cumulative Perpetual Preferred Stock, Series A $0.01 par value per share, $1,000 liquidation preference per share SPECIMEN OF SENIOR NON-ClJMULATIVn PERPETUAL PREFERRED STOCK. SERIES A OF SIMMONS FIRST NA TIONAL CORPORATION In lUitness lUhErenf, (/m

For value received